Exhibit 99.2

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on February 22, 2026. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com VOTE BY MAIL * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Annual General Meeting, to be be held on February 24, 2026, at 10:00 A.M., Beijing Time (February 23, 2026, at 9:00 P.M., Eastern Time) at 12F, No.611, Sishui Road, Huli District, Xiamen, Fujian Province, China. Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting of Shareholders - Star Fashion Culture Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD RECOMMENDS A VOTE “FOR” ALL DIRECTOR NOMINEES AND “FOR” ALL LISTED PROPOSALS. 1. By an ordinary resolution, to approve the re-appointment of five directors. WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES’ NAMES BELOW: 01 Zhang Pingting 02 Liu Xiaohua 03 Gung Leut Ming 04 Zhou Mo 05 Li Mengting 2. By an ordinary resolution, to approve the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2026. FOR AGAINST ABSTAIN 3. By a special resolution, to approve the increase of votes that each class B ordinary share is entitled to from 10 votes to 100 votes; and the vote each class A ordinary is entitled to shall remain 1 vote. FOR AGAINST ABSTAIN 4. By ordinary resolutions, a) to approve the increase of the authorized share capital of the Company to US$800,000 divided into 76,000,000,000 Class A Ordinary Shares and 4,000,000,000 Class B Ordinary Shares; b) immediately thereafter, to approve the consolidation of every forty (40) Class A Ordinary Shares into 1 class A ordinary shares of US$0.0004 each and every forty (40) Class B Ordinary Shares into 1 class B ordinary shares of US$0.0004 each, such that the authorized share capital of the Company shall become US$800,000 divided into 1,900,000,000 Class A Ordinary Shares of US$0.0004 each and 10,000,000 class B Ordinary Shares of US$0.0004 each; (c) pursuant to the Share Consolidation: (i) the 46,450,000 current outstanding Class A Ordinary Shares be consolidated into 1,161,250 Class A Ordinary Shares and; (ii) the 1,300,000 current outstanding Class B Ordinary Shares be consolidated 32,500 Class B Ordinary Shares; (iii) the remaining authorized but unissued 75,953,550,000 Pre-consolidation Class A Ordinary Shares be consolidated into 1,898,838,750 Class A Ordinary Shares and the remaining 3,998,700,000 authorized but unissued Pre-consolidation Class B Ordinary Shares be consolidated into 99,967,500 Class B Ordinary Shares; (iv) any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and (v) the Board be and is hereby authorized to settle any and all fractional entitlements as it considers expedient any difficulty which arises in relation to the Share Consolidation; (d) to authorize and instruct the registered office provider of the Company to attend to any necessary filing of the new authorized share capital of the Company together with these ordinary resolution (or any necessary extract hereof) with the Registrar of Companies in the Cayman Islands; and (e) to authorize the transfer agent and share registrar of the Company to update the shareholder list of the Company as may be necessary to reflect the Share Restructuring. FOR AGAINST ABSTAIN 5. Subject to and conditional upon the passing of Proposal 3 and 4 above, by ordinary resolutions: a) subject to the Company receiving an application for shares executed by Xingji ZhangPingting Limited, to authorized the Board to issue and allot 5,000,000 Class B Ordinary Shares to Xingji ZhangPingting Limited at a price between US$0.10 to US$1.00 per share to be determined and approved by the Board at a later stage during a period of up to three years of the date of the Meeting , in reference to a valuation report to be prepared and provided to the Board prior to the Share Allotment; b) to authorize and instruct the transfer agent of the Company and/or the RO Provider to (i) (if necessary) prepare new share certificate in the name of Xingji ZhangPingting Limited in respect of its shareholding of the Class B Ordinary Shares; and (ii) update the listed shareholder list for Class B Ordinary Shares of the Company to reflect the Share Allotment; and c) to authorize any Director to sign, execute or seal all such documents and to perform all such acts for and on behalf of the Company in connection with the Share Allotment and the transactions contemplated thereby as such Director shall in his absolute discretion think fit. FOR AGAINST ABSTAIN 6. Subject to and conditional upon the passing of Proposal 3 and Proposal 4 above, by special resolutions, (a) to adopt the second amended and restated memorandum and articles of association with immediate effect, and (b) to authorize the RO Provider to make any necessary filing with the Registrar in connection with the adoption of the second amended and restated memorandum and articles of association and the passing of these special resolution. FOR AGAINST ABSTAIN (PROPOSALS CONTINUED AND TO BE SIGNED ON REVERSE)

Star Fashion Culture Holdings Limited Annual General Meeting of Shareholders TO BE HELD ON February 24, 2026, at 10:00 A.M., Beijing Time (February 23, 2026, at 9:00 P.M., Eastern Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Subject to and conditional upon the passing of Proposals 3, 4 and 6 above, by ordinary 7. resolutions: a) to authorized the consolidation of every issued and unissued shares of the Company at any one time or multiple times as may be determined by the Board and announced by the Company (the date(s) of such announcement being the “Effective Date(s)”) during a period of up to three years of the date of the Meeting and at a ratio as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (the “Post-AGM Share Consolidation” and together the “Post-AGM Share Consolidations”) shall not be more than 5,000:1 be and is hereby approved, so that upon completion of the Post-AGM Share Consolidation(s), a shareholder holding up to every five thousand (5,000) Class A Ordinary Shares of US$0.0004 par value each will hold 1 new Class A Ordinary Share of par value up to US$2.00 each (the “Post-Consolidation(s) Class A Ordinary Shares”), and a shareholder holding up to every five thousand (5,000) Class B Ordinary Shares of US$0.0004 par value each will hold 1 new Class B Ordinary Share of par value up to US$2.00 each (the “Post-Consolidation(s) Class B Ordinary Shares”), with such Post-Consolidation(s) Class A Ordinary Shares and Post-Consolidation(s) Class B Ordinary Shares having the rights and being subject to the restrictions as set out in the Company’s memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Post-AGM Share Consolidation(s) would be rounded up to the nearest whole share at the participant level; and b) to authorize the Board, at its absolute and sole discretion, to either (i) implement one or more Post-AGM Share Consolidation(s), and determine the exact consolidation ratio and Effective Date of each Post-AGM Share Consolidation during a period of three years of the date of the Meeting; or (ii) elect not to implement any Post-AGM Share Consolidation during a period of three years of the date of the Meeting. FOR AGAINST ABSTAIN 8. By an ordinary resolution to authorized the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Proposal One to the Proposal Seven. FOR AGAINST ABSTAIN I/We, * (Name) of (Address) being the registered holder(s) of Star Fashion Culture Holdings Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting or of as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE. Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign the full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00